EXHIBIT 99.1

WRITTEN CONSENT TO ACTION WITHOUT MEETING

OF GLOBAL GOLD ROYALTY INC.

BOARD OF DIRECTORS’ RESOLUTION APPROVING REVERSE STOCK SPLIT OF COMPANY’S COMMON STOCK

Pursuant to Section 78.320 of Nevada Revised Statues, and the company’s bylaws, the following action is taken and approved by the Board of Directors of GLOBAL GOLD ROYALTY INC. (the “Company”) by unanimous written consent as if a meeting had been properly called and held and all the directors were present at the meeting and voted in favor of such action:

WHEREAS, the Board of Directors has determined that it is in the Company’s best interest to conduct a reverse stock split after having considered certain factors including, but not limited to, the following:

(i)	reluctance of certain institutional investors to include lower-priced stocks in their portfolios;

(ii)	posturing the Company and its capital structure in favorable position in order to effectively negotiate potential acquisitions;

(iii)	providing the Company with additional flexibility to issue shares to facilitate future financings;

(iv)	desire to meet future requirements of per-share price relating to admission for trading on national exchanges.

WHEREAS, the Board of Directors believes that a reverse stock split of all issued and outstanding shares of Common Stock is the best way to achieve those goals; and

WHEREAS, the total number of shares of Common Stock the Company currently has issued and outstanding, as of December 16, 2022, is 80,621,200; and

WHEREAS, a 1 for 4 reverse stock split of its shares of Common Stock would result in 20,155,300 total shares of Common Stock issued and outstanding; now, therefore, be it

RESOLVED, that the Company authorizes and enacts a 1 for 4 reverse stock split of its shares of Common Stock (the “reverse stock split”); and be it further

RESOLVED, that the record date and time of the reverse stock split be January 1, 2023 at 9:00 a.m. EST; and be it further

RESOLVED, that both the effective date and time, and payable date and time, of the reverse stock split be January 1, 2023 at 9:00 a.m. EST; and be it further

RESOLVED, that if, as a result of the reverse stock split, any shareholder holds a non-whole number of shares, that the shareholder be issued an additional fraction of a share sufficient to increase the number of shares held by the shareholder to the next whole number of shares; and be it further

RESOLVED, that the Company’s CEO, Sam Kwok, send a copy of this resolution to the Company’s transfer agent, Vstock Transfer LLC; and be it further

RESOLVED, that the reverse stock split will not in any way affect the stated par value or total number of authorized shares or in any other way change, alter or otherwise amend the Company’s Articles of Incorporation in the state of Nevada, and that therefore no amendment to the Articles of Incorporation is required; and be it further

RESOLVED, that the directors of this Company are empowered and directed, in the name of and on behalf of the Company, to execute and sign this Resolution; and the officers and directors of the Company are empowered and directed in the name and on behalf of the Company to execute and deliver all documents, to make all payments, and to perform and otherwise act as necessary to carry out the purposes and intent of this Resolution, and all such acts and doings of the officers of the Company consistent with the purpose of this Resolution are hereby authorized, approved, ratified and confirmed in all respects.

IN WITNESS WHEREFORE, the undersigned, being all the Directors of Global Gold Royalty Inc. hereby sign this consent on December 16, 2022.

SIGNATURES

GLOBAL GOLD ROYALTY INC.

By:	/s/ Sam Kwok
Sam Kwok
Director/CEO

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